UNITED STATES
                SECURITY AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

     Form 10-KSB FOR PERIOD ENDED DECEMBER 31, 1997
     Form 10-QSB FOR PERIOD ENDED MARCH 31, 1998

SEC FILE NUMBER:    0-3718




Part I - Registrant Information

Full name of Registrant:
EQUITY GROWTH SYSTEMS, INC.

Address of Principal Executive Office:
3821 B TAMIANI TRAIL, SUITE 201, PORT CHARLOTTE, FL 33952

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)


X    (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portions thereof will be filed on or before the fifth calender day following the prescribed due date; and
     (c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

THE REGISTRANT'S AUDITORS HAVE NOT COMPLETED THEIR AUDIT FOR
THE MARCH, 1998 10QSB, NOR HAS THE COMPANY FULLY NEGOTIATED
A RETAINER AGREEMENT WITH COUNSEL FOR THE PURPOSE OF
PREPARING THE REPORT ON FORM 10-KSB FOR CALENDER YEAR 1998.


Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification:

EDWARD GRANVILLE-SMITH - (941)      255-9582
Name                     Area Code  Telephone number

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter periods that the registrant was required to file such report(s) been filed?

YES OR NO (CIRCLE CORRECT RESPONSE)

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


____________________________________________________________

Name of Registrant
as Specified in
Charter:                      EQUITY GROWTH SYSTEMS, INC..

Date:                         MARCH 31, 1998

By:                           EDWARD GRANVILLE-SMITH, CHAIRMAN




Branch of Document Control
Securities Exchange Commission
March 31, 1998

                         FILING RECEIPT

The Notification on Form 12b-25 for Equity Growth Systems, Inc.'s annual on Forms 10-KSB for the calender year ended December 31, 1997 and 10-QSB for the quarter ended March 31, 1998 Commission file number 0-3718 has been docketed by the Document Control Section of the Securities and Exchange Commission on April_____, 1998


                ________________________________
                    Please Print Name and Sign